November 24, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Morgan Stanley Health Sciences Trust (the “Trust”)
Securities Act File No. 33-48189
Post-Effective Amendment No. 23
Investment Company Act No. 811-6683
Amendment No. 24
Dear Sir or Madam:
     In connection with the filing of Post-Effective Amendment No. 23 to this Trust’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 23 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).
Very truly yours,
/s/ Stuart M. Strauss
Stuart M. Strauss